NON - MODIFIED ENDOWMENT CONTRACT ENDORSEMENT

This Endorsement forms part of the Policy to which it is attached and is effective as of the Policy Date. In the case of any conflict with any provision in the Policy, the provisions of this Endorsement will control.

This Endorsement provides us the ability to help ensure that your Policy does not turn into a Modified Endowment Contract, as defined by the Internal Revenue Code Section 7702A, through premium payments, Partial Surrenders or changes in the Specified Amount or in the death benefit option. However, the Policy could still turn into a Modified Endowment Contract.

The following provisions are amended as follows:

LIMITATION ON CHANGES SECTION UNDER PAYMENT OF POLICY BENEFITS. We reserve the right to decline to make any change that we determine would cause this Policy to become a Modified Endowment Contract.

LIMITATION ON PREMIUM PAYMENTS SECTION UNDER PREMIUM PAYMENTS.   In order to
keep this Policy from becoming a Modified Endowment Contract,

o        we may limit the amount of premiums paid; and
o        we may return any premiums that exceed the limits under Section 7702A.

LIMITATIONS ON PARTIAL SURRENDERS:

We will not permit a Partial Surrender that would reduce the Current Specified Amount below the minimum Specified Amount shown on the Schedule Page.

We will increase the amount of the Partial Surrender to comply with the maximum premium limitation that would keep the Policy from becoming a Modified Endowment Contract.

Signed for Allianz Life Insurance Company of North America by:

                /s/ Suzanne O. Pepin               /s/ Margery G. Hughes
                Vice President and Secretary             President